Filed Pursuant to Rule 433
Registration No. 333-160681
Final Term Sheet
4.50% Senior Notes Due 2021
September 27, 2011

Bemis Company, Inc.

Pricing Term Sheet

$400,000,000 4.50% Senior Notes due 2021

Issuer:	Bemis Company, Inc.
Security Type:	Senior Unsecured Notes
Expected Ratings (Moody’s / S&P):*	Baa1 (negative) / BBB (positive)
Principal Amount:	$400,000,000
Title:	4.50% Senior Notes due 2021
Pricing Date:	September 27, 2011
Settlement Date:	October 4, 2011 (T+5)
Maturity Date:	October 15, 2021
Interest Payment Dates:	April 15 and October 15, beginning on April 15, 2012
Benchmark Treasury:	2.125% due August 15, 2021
Benchmark Price / Yield:	101-03+ / 2.001%
Spread to Benchmark Treasury:	+ 258 bps
Yield to Maturity:	4.581%
Coupon:	4.50%
Price to Public:	99.353%
Optional Redemption:

Prior to July 15, 2021, callable at any time at the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date at the Treasury Rate plus 40 basis points, plus accrued and unpaid interest to the redemption date. On or after July 15, 2021, callable at any time at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	081437AH8 / US081437AH87
Pro Forma Ratio of Earnings to Fixed Charges	Year Ended December 31, 2010	Six Months Ended June 30, 2011
	4.1x	4.4x
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC BNP Paribas Securities Corp.
Co-Managers:	U.S. Bancorp Investments, Inc. ING Financial Markets LLC Santander Investment Securities Inc. SMBC Nikko Capital Markets Limited The Williams Capital Group, L.P.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The rating of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Bemis Company, Inc. on September 27, 2011 relating to their prospectus dated July 20, 2009.

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